Filed Pursuant to Rule 433
Registration No. 333-146960
June 23, 2008

National Rural Utilities Cooperative Finance Corporation

Pricing Term Sheet for Floating Rate Collateral Trust Bonds due 2010

In addition to the securities described in the preliminary prospectus supplement, the Issuer is also issuing a series of Floating Rate Collateral Trust Bonds due July 1, 2010.  Certain of the terms of the Floating Rate Collateral Trust Bonds are described below.  In addition to the terms described below, the terms set forth in the section of the preliminary prospectus supplement entitled “Description of the Bonds”, other than “—Interest on the Bonds” and “—Make Whole Redemption,” relate to the description of the Floating Rate Collateral Trust Bonds as does the section of the base prospectus entitled “Description of the Collateral Trust Bonds”.

Issuer:	National Rural Utilities Cooperative Finance Corporation
Ratings:	A1 by Moody’s Investors Service / A+ by Standard & Poor’s Ratings
Services / A+ by Fitch Ratings
Principal Amount:	$400,000,000
Interest Rate Basis:	USD-LIBOR-Reuters (Reuters Page LIBOR01)
Security Type:	Collateral Trust Bonds
Legal Format:	SEC Registered
Pricing Date:	June 23, 2008
Settlement Date / Issue Date:
T+5; June 30, 2008. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade bonds on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the bonds initially will settle T + 5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.  Purchasers of bonds who wish to trade such bonds on the date of pricing or the next succeeding business day should consult their own advisor

Maturity Date:	July 1, 2010
Denominations:	$2,000 x $1,000
Interest Rate:
The Interest Rate for the first Interest Period will be the three-month U.S. dollar London Interbank Offered Rate (“LIBOR”) as determined on June 26, 2008 plus the Spread. Thereafter, the Interest Rate for any Interest Period will be the 3-month U.S. dollar (“USD”) LIBOR as determined on the applicable Interest Determination Date plus the Spread. The Interest Rate will be reset quarterly on each Interest Reset Date

The Calculation Agent will determine U.S. dollar LIBOR in accordance with the following provisions: With respect to any Interest Determination Date, U.S. dollar LIBOR will be the rate for deposits in U.S. dollars having a maturity of three months commencing on the Interest Reset Date that appears on the designated LIBOR page as of 11:00 a.m., London time, on that Interest Determination Date. If no rate appears, U.S. dollar LIBOR, in respect of that Interest Determination Date, will be determined as follows: the Calculation Agent will request the principal London offices of each of four major reference banks in the London interbank market, as selected by the Calculation Agent (after consultation with us), to provide the Calculation Agent with its offered quotation for deposits in U.S. dollars for the period of three months, commencing on the Interest Reset Date, to prime banks in the London Interbank market at approximately 11:00 a.m., London time, on that Interest Determination Date and in a principal amount that is representative for a single transaction in U.S. dollars in that market at that time. If at least two quotations are provided, then U.S. dollar LIBOR on that Interest Determination Date will be the arithmetic mean of those quotations. If fewer than two quotations are provided, then U.S. dollar LIBOR on the Interest Determination Date will be the arithmetic mean of the rates quoted at approximately 11:00 a.m., New York City time, on the Interest Determination Date by three major banks in The City of New York selected by the Calculation Agent (after consultation with us) for loans in U.S. dollars to leading European banks, having a three-month maturity and in a principal amount that is representative for a single transaction in U.S. dollars in that market at that time; provided, however, that if the banks selected by the Calculation Agent are not providing quotations in the manner described by this sentence, U.S. dollar LIBOR determined as of that Interest Determination Date will be U.S. dollar LIBOR in effect on that Interest Determination Date. The designated LIBOR page is the Reuters screen "LIBOR01", or any successor service for the purpose of displaying the London interbank rates of major banks for U.S. dollars. The Reuters screen "LIBOR01" is the display designated as the Reuters screen "LIBOR01", or such other page as may replace the Reuters screen "LIBOR01" on that service or such other service or services as may be denominated by the British Bankers' Association for the purpose of displaying London interbank offered rates for U.S. dollar deposits. All calculations made by the Calculation Agent for the purposes of calculating the Interest Rate on the Notes shall be conclusive and binding on the holders of bonds, the Issuer and the trustee, absent manifest error

Price to Public:	100% of face amount
Base Rate:	USD 3-month LIBOR
Spread:	77.5 basis points
Interest Payment Dates:	July 1, October 1, January 1 and April 1 of each year, subject to the modified following Day Count Convention
Initial Interest Payment Date:	October 1, 2008
Interest Periods:
The first Interest Period will be the period from and including the Issue Date to but excluding the immediately succeeding Interest Payment Date. Thereafter, the Interest Period will be the periods from and including an Interest Payment Date to but excluding the immediately succeeding Interest Payment Date

Interest Determination Date:	Second London Business Day preceding the Interest Reset Date
London Business Day:	A day on which deposits in United States dollars are transacted in the London Interbank market
Business Day:	Any week day other than a day on which banking institutions in the borough of Manhattan, city and state of New York or in London are authorized by law to close
Interest Reset Dates:	January 1, April 1, July 1, and October 1, subject to modified following Day Count Convention
Initial Interest Reset Date:	October 1, 2008
Index Maturity:	Three Month
Day Count:	Actual / 360
Day Count Convention:
Modified following, which means that if an interest payment date for the Floating Rate Collateral Trust Bonds falls on a day that is not a business day, the interest payment date shall be postponed to the next succeeding business day unless such next succeeding business day would be in the following month, in which case, the interest payment date shall be the immediately preceding business day

Redemption:	Not redeemable at the option of the Issuer
CUSIP:	637432LN3
Calculation Agent:	U.S. Bank National Association
Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated
UBS Securities LLC
HSBC Securities (USA) Inc.
Scotia Capital (USA) Inc.
Senior Co-Managers:	KeyBanc Capital Markets Inc.
Lazard Capital Markets, LLC
Mizuho Securities USA Inc.
SunTrust Robinson Humphrey, Inc.
Junior Co-Managers:	Comerica Securities, Inc.
PNC Capital Markets, LLC
Piper Jaffray & Co.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-866-500-5408, UBS Securities LLC by calling toll-free at 1-877-827-6444, ext. 561-3884, HSBC Securities (USA) Inc. by calling toll-free at 1-866-811-8049, and Scotia Capital (USA) Inc. toll-free at 1-800-372-3930.